Exhibit 107.1

Form S-8

(Form Type)

MOONLAKE IMMUNOTHERAPEUTICS

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title(1)	Fee Calculation Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Share		Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Class A Ordinary Share, $0.0001 par value per share, to be issued under the MoonLake Immunotherapeutics 2022 Equity Incentive Plan (the “Incentive Plan”)	Other(2)	3,707,179	$7.24	(2)	$26,839,975.96	.0000927	$2,488.07
Equity	Class A Ordinary Share, $0.0001 par value per share, to be issued pursuant to stock options granted on April 6, 2022 under the Incentive Plan.	Other(3)	180,000	$12.25	(3)	$2,205,000.00	.0000927	$204.40
Equity	Class A Ordinary Share, $0.0001 par value per share, to be issued under the Incentive Plan upon the conversion of shares of MoonLake Immunotherapeutics AG, a Swiss stock corporation (Aktiengesellschaft) and subsidiary of the Registrant (“MoonLake AG”) issuable pursuant to stock options granted on October 25, 2021, May 1, 2022 and June 22, 2022 under the MoonLake Immunotherapeutics AG Employee Stock Option Plan (the “ESOP”).	Other(3)	205,364	$0.00	(3)(4)	$610.50	.0000927	$0.06
Equity	Class A Ordinary Share, $0.0001 par value per share, to be issued under the Incentive Plan upon the conversion of shares of MoonLake AG issuable pursuant to stock options granted on September 9, 2021 under the ESOP.	Other(3)	93,347	$1.30	(3)(4)	$121,544.50	.0000927	$11.27
Equity	Class A Ordinary Share, $0.0001 par value per share, to be issued under the Incentive Plan upon the conversion of shares of MoonLake AG issuable pursuant to stock options granted on June 22, 2022 under the ESOP.	Other(3)	168,058	$5.25	(3)(4)	$882,304.50	.0000927	$81.79
Total Offering Amounts						$30,049,435.46		$2,785.58
Total Fee Offsets								—
Net Fee Due								$2,785.58

(1)	Represents 4,353,948 Class A Ordinary Shares, $0.0001 par value per share (“Ordinary Shares”) of MoonLake Immunotherapeutics (the “Registrant”) issuable through the Incentive Plan. Pursuant to Rule 416 of the Securities Act of 1933 (the “Securities Act”), this Registration Statement on Form S-8 (this “Registration Statement”), also includes additional Ordinary Shares in respect of the securities identified in the above table that may become issuable through the Incentive Plan as a result of any scrip dividend, sub-division of shares, recapitalization or other similar transactions.

(2)	Estimated solely for calculating the registration fee, pursuant to paragraphs (c) and (h) of Rule 457 under the Securities Act, on the basis of the average of the high and low sale prices of the Ordinary Shares on The Nasdaq Stock Market LLC on September 26, 2022, within five business days prior to filing.
(3)	Based on the exercise price on the date of grant.
(4)	The following are the pre-conversion exercise prices for each of these grants: the 205,364 stock options have an exercise price in Swiss francs of CHF 0.10; the 93,347 stock options have an exercise price of USD 43.80; and the 168,058 stock options have an exercise price of USD 176.60. The amounts included in this table reflect their conversion based on the application of an exchange ratio of 33.638698 as required consistent with the terms of the Restated and Amended Shareholders’ Agreement, dated April 5, 2022, by and among the Company, certain investors (as described in such agreement) and MoonLake AG. These amounts have been expressed as rounded to the hundredths place.